EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2011	2012	2013	2014	2015	3/31/2016	3/31/2016
EARNINGS
Income Before Income Taxes	$219.3	$245.9	$221.0	$208.7	$276.9	$240.5	$30.9
Fixed Charges (as below)	134.3	147.8	144.8	142.3	143.2	142.2	34.2
Total Earnings	$353.6	$393.7	$365.8	$351.0	$420.1	$382.7	$65.1

FIXED CHARGES
Interest Expense	$81.8	$88.3	$130.3	$126.1	$119.9	$117.6	$27.9
Credit for Allowance for Borrowed Funds Used During Construction	40.9	48.5	4.2	7.0	14.8	16.1	4.2
Estimated Interest Element in Lease Rentals	11.6	11.0	10.3	9.2	8.5	8.5	2.1
Total Fixed Charges	$134.3	$147.8	$144.8	$142.3	$143.2	$142.2	$34.2

Ratio of Earnings to Fixed Charges	2.63	2.66	2.52	2.46	2.93	2.69	1.90